FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street Vancouver, BC V6C 1H2

Item 2 Date of Material Change

November 14, 2023.

Item 3 News Release

The press release attached as Schedule "A" was released on November 14, 2023 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

November 14, 2023.

Schedule "A"

HIVE Digital Announces Purchase of 4,800 Bitmain S19k Pro ASIC Miners and Provides Strategic Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1,
2023.

Vancouver, British Columbia--(Newsfile Corp. - November 14, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a leading digital asset miners and "green" focused data center builder and operator provides an update on its Bitcoin mining strategy and announces the purchase of 4,800 Bitcoin S19k Pro ASIC miners (all amounts in US dollars, unless otherwise indicated).

HIVE has purchased 4,800 Bitmain S19k Pro ASIC miners for expected delivery within 30 days, which will allow us to upgrade a portion of our fleet to improve our average joules per terahash ("J/TH") efficiency. With quick delivery, these miners will cash flow quicker. The Company also expects these latest generation miners to be cash flow positive after the Bitcoin Halving event next year.

Our goal is to upgrade our remaining 38 J/TH miners to 23 J/TH before the Halving which is expected to be in late April 2024. The lower the J/TH means the greater the machine efficiency. Our strategy is to upgrade monthly, with new ASIC machines which are available for rapid delivery, with attractive $/TH prices. HIVE is making good strides towards this goal.

As we strategically prepare for the Halving, we have performed extensive analysis to navigate these volatile markets. This will include further purchases of high efficiency ASIC miners to upgrade and expand our ASIC fleet. The HIVE management team has unique experience managing both the last Bitcoin Halving ecosystem in 2020 and the Merge of Ethereum proof-of-work to proof-of-stake in 2022. A key compass for the HIVE team is to focus on the cost of capital to generate the highest returns on our investments in ASIC machines.

Including this new acquisition, the Company notes that in the last 6 months, HIVE has purchased 8,900 new generation ASICs, including the 3,100 units of the Bitmain S19 XP and 5,800 units of the S19k Pro, which have efficiencies of approximately 22 J/TH and 23 J/TH respectively, all with quick delivery timelines and very attractive $/TH prices. Our strategy is to maximize cash flow return on invested capital for Bitcoin ASICs, thus our goal is to make investments that are accretive to our shareholders.

Similarly, last November in the wake of the FTX scandal, when S19j Pro miners for quick delivery were available for as low as $11/TH, HIVE purchased 3,570 machines, which had all been installed within weeks of payment being issued, and as of today have earned approximately 90% to 120% in cash flow of their purchase price (after accounting for electrical operating costs), and these assets are thus soon to be completely free cash flowing.

HIVE has maintained 1% of the Bitcoin network, currently producing over 9 Bitcoin per day, with 4.1 EH/s of ASIC operating capacity. HIVE's new acquisition of 4,800 S19k Pro ASICs will further increase this operating hashrate once they are installed.

Using data from FactSet, in the last year, the 5 largest Bitcoin miners with US operations have averaged over 65% shareholder dilution, to expand their fleet while we have managed to acquire over 23,000 new Bitcoin mining ASICs in the last year with only 5% dilution. These ASICs include HIVE BuzzMiners, along with the Bitmain S19j Pro, S19k Pro, S19 Pro Plus and the S19 XP. We have used these ASICs to upgrade older legacy ASICs, while increasing our Bitcoin ASIC hashrate by 70% from 2.4 EH/s a year ago, November 2022 to 4.1 EH/s as of November 2023 (this does not include the supplementary hashrate from our GPUs which is an additional 130 PH/s of Bitcoin mining capacity).

This is one example of executing our strategy to focus on cash flow return on invested capital in making financial decisions. These figures represent operational hashrate, with our most efficient profitable machines plugged in, the Company has an additional inventory of ASICs which it may use for future expansion, as it evaluates opportunities for additional megawatt capacity.

With over 23,000 Bitcoin mining ASICs purchased and installed in the last year, plus 1,000 HIVE BuzzMiners and the 4,800 Bitcoin S19k Pros which have been ordered and are arriving in the next 30 days, HIVE has strategically procured over 29,000 Bitcoin ASIC miners since November 2022. This reflects our strategic and analytical approach to secure the best opportunities for our shareholders, as opposed to making large orders all at once and risking dilution.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain and high-performance computing industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sectors and traditional capital markets. HIVE owns state-of- the-art, green energy-powered data center facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency and high-performance computing space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit https://hivedigitaltechnologies.com/. Follow @HIVEDigitalTech on X and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:
Frank Holmes
info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about: business goals and objectives of the Company; the HODL strategy adopted by the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the Company's program to build a high-performance computing business offering cloud computing services; the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the Company's ability to compete successfully with other cloud computing service providers; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/187308